EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	Six Months Ended		Years Ended
	June 30,		December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,126	$311	$1,268	$1,298	$2,680	$2,456	$2,055
(Income) Loss from Equity Investees, net of Distributions	(1)	1	4	7	3	4	(7)
Fixed Charges	290	245	518	477	457	450	458
Capitalized Interest	(47)	33	(9)	(7)	(18)	(16)	(16)
Total Earnings	$1,368	$590	$1,781	$1,775	$3,122	$2,894	$2,490
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$271	$233	$487	$456	$437	$430	$442
Interest Factor in Rentals	19	12	31	21	20	20	16
Total Fixed Charges	$290	$245	$518	$477	$457	$450	$458

Ratio of Earnings to Fixed Charges	4.72	2.41	3.44	3.72	6.83	6.43	5.44

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred stock dividends, increased to reflect the pre-tax earnings requirement. There were no preferred stock dividends for any period presented.